中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)217(JY)

17th June, 2004

04030893

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

SUPPL

RECEIVED
2004 JUN 22 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Director's/Chief Executive's Notice filed by Mr. He Guangbei with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to his interest in shares in the Company for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 6/23

…./page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

SCD024 (2002.02. 4,000) W.

File No. 82-34675

FORM 3 A

Internal Ref. No. : D7-003

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport HE (Surname)	GUANGBEI (Other names)	**8. Name of Director (Chinese)** 和廣北
6. HKID/Passport No. R194727(2)	**Country of issue of Passport**	**9. Chinese Character Code** 0735 1639 0554
7. Address of Director 14TH FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG		**10. Daytime tel. No.** (852) 2846 2722 **11. e-mail address**

12. Date of relevant event

15	06	2004
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		361,500	HK$	13.05	13.05		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,446,000	0.0137%
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,084,500	0.0103%
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
NA		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	NA						
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
NA			

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
NA						

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
NA			

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
NA				

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
NA		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

16	06	2004
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets 0

26. Number of attachments 0